EXHIBIT 77(i)

TERMS OF NEW OR AMENDED SECURITIES

F&C/CLAYMORE PREFERRED SECURITIES INCOME FUND INCORPORATED

The Articles Supplementary establishing and fixing the rights and preferences of the Auction Market Preferred Stock is attached herewith as Exhibit 77(Q1).